Exhibit 21.1

Subsidiaries of the Registrant

Entity name	Jurisdiction of organization
Biotie Therapies Inc.	Delaware
Biotie Therapies AG	Switzerland
Biotie Therapies GmbH	Germany
Biotie Therapies International Oy	Finland